Algonquin Power & Utilities Corp. Announced 10% Dividend Increase and Declares
Second Quarter 2019 Common Share Dividend of U.S. $0.1410 (C$0.1899)
Oakville, Ontario – May 9, 2019 – Algonquin Power & Utilities Corp. (“APUC”) (TSX/NYSE: AQN) announced today that the Board of Directors of APUC approved a dividend increase of U.S. $0.0512 annually per common share to a total dividend of U.S. $0.5640 per common share, paid quarterly at a rate of U.S. $0.1410 per common share.
APUC also announced today that the Board has declared a dividend of U.S. $0.1410 per share on its common shares, payable on July 15, 2019 to the shareholders of record on June 28, 2019 for the period from April 1, 2019 to June 30, 2019. Shareholders receiving dividends in cash can elect to receive the dividend in Canadian dollars in the amount of C$0.1899.
The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its common shareholders that such dividends declared qualify as eligible dividends.
The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting AST Trust Company (Canada) at 1-800-387-0825 prior to the record date of the dividend.
The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the day before the declaration date.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately $9.7 billion of total assets. Through its two business groups, APUC provides rate-regulated natural gas, water, and electricity generation, transmission, and distribution utility services to approximately 770,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long‐term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series 2018-A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:
Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770